Scott Cowie
Tetra Tech Australia Pty Ltd
Level 5, 220 St Georges Tce, Perth, Australia 6008
+61 402 121 734

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F as of March 30, 2011 for the year ended December 31, 2010 of the description of the report titled Efemçukuru Project, Turkey, Technical Report on the Efemçukuru Project for Eldorado Gold Corporation, August 2007, with an effective date of August 1, 2007 (the "Technical Report") and of extracts from or a summary of the Technical Report in written disclosure filed by Eldorado Gold Corporation and to the description of certain mineral reserves of the Efemçukuru Mine and to the use of my name in this annual report as a named expert.

Dated as of this 30th day of March 2011

Scott Cowie, BE (Mining), LLB, MAusIMM